UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 20, 2024

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Whole Earth Brands, Inc.

File No. 5-90989 – CTR#6198

Whole Earth Brands, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13E-3/A filed on June 12, 2024.

Based on representations by Whole Earth Brands, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (c)(vi)
Exhibit (c)(vii)
Exhibit (c)(viii)
Exhibit (c)(x)
Exhibit (c)(xii)
Exhibit (c)(xiii)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance